

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Junwei Chen
Chief Executive Officer
Hailiang Education Group Inc.
1508 Binsheng Road, Binjiang District
Hangzhou City, Zhejiang 310051
People's Republic of China

> **Re: Hailiang Education Group Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2021**
> **File No. 001-36907**

Dear Mr. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li